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                    February 15, 2024

       Xianchang Ma
       Chief Executive Officer and Chief Financial Officer
       Tengjun Biotechnology Corp.
       East Jinze Road and South Huimin Road
       Food Industry Economic and Technology Development District
       Jianxiang County, Jining City
       Shandong Province, China

                                                        Re: Tengjun
Biotechnology Corp.
                                                            Form 10-K for the
Year Ended December 31, 2022
                                                            File No. 333-169397

       Dear Xianchang Ma:

              We issued comments on the above captioned filing on July 21, 2023. On January 25,
       2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

                As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

              Please contact SiSi Cheng at 202-551-5004 or Ernest Greene at 202-551-3733 with any questions.




                    Sincerely,


                    Division of Corporation Finance

                    Office of Manufacturing
       cc:                                              Huan Lou, Esq.